EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

El Pollo Loco Holdings, Inc.

Costa Mesa, California

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-226621 and No. 333-224730) of El Pollo Loco Holdings, Inc. (the “Company”) of our reports dated March 15, 2021, relating to the consolidated financial statements and the effectiveness of El Pollo Loco Holdings, Inc.’s internal control over financial reporting, which appear in the Company’s Annual Report on Form 10-K for the year ended December 30, 2020.

/s/ BDO USA, LLP

Costa Mesa, California

September 21, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-221 (11/20)